UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
Name: Takeshi Mikami
Title: General Manager, Financial Accounting Dept.

Date:    May 15, 2017

Financial Results

Fiscal Year 3/2017

  - Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“SMFG”)

	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

 1. Income analysis

Consolidated				(Millions of yen)
		FY3/2017		FY3/2016
			Change
Consolidated gross profit	1	2,920,742	16,778	2,903,964
Net interest income	2	1,358,632	(64,296)	1,422,928
Trust fees	3	3,797	116	3,681
Net fees and commissions	4	1,013,348	9,510	1,003,838
Net trading income	5	237,394	11,913	225,481
Net other operating income	6	307,568	59,534	248,034
General and administrative expenses	7	(1,812,433)	(87,597)	(1,724,836)
Equity in gains (losses) of affiliates	8	24,552	60,748	(36,196)

Consolidated net business profit	9	1,132,860	(10,071)	1,142,931

Total credit cost	10	(164,371)	(61,551)	(102,820)
Credit costs	11	(178,460)	(55,905)	(122,555)
Write-off of loans	12	(87,792)	(13,612)	(74,180)
Provision for reserve for possible loan losses	13	(75,915)	(41,073)	(34,842)
Others	14	(14,753)	(1,220)	(13,533)
Recoveries of written-off claims	15	14,089	(5,646)	19,735
Gains (losses) on stocks	16	54,989	(14,047)	69,036
Other income (expenses)	17	(17,622)	106,240	(123,862)

Ordinary profit	18	1,005,855	20,571	985,284

Extraordinary gains (losses)	19	(26,550)	(21,436)	(5,114)
Gains (losses) on disposal of fixed assets	20	(6,167)	(5,592)	(575)
Losses on impairment of fixed assets	21	(49,460)	(45,098)	(4,362)
Gains on step acquisitions	22	29,325	29,267	58
Income before income taxes	23	979,305	(865)	980,170
Income taxes - current	24	(265,045)	(20,822)	(244,223)
Income taxes - deferred	25	94,093	74,918	19,175
Profit	26	808,353	53,230	755,123
Profit attributable to non-controlling interests	27	(101,834)	6,601	(108,435)

Profit attributable to owners of parent	28	706,519	59,832	646,687

Notes	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

    + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Number of consolidated subsidiaries and affiliates
		Mar. 31, 2017		Mar. 31, 2016
			Change
Consolidated subsidiaries	29	354	13	341
Equity method affiliates	30	54	(5)	59

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)
		FY3/2017		FY3/2016
			Change
Gross banking profit	1	1,663,654	129,383	1,534,271
Gross domestic profit	2	1,153,533	123,371	1,030,162
Net interest income	3	904,180	116,569	787,611
Trust fees	4	1,927	(623)	2,550
Net fees and commissions	5	206,149	(14,844)	220,993
Net trading income	6	656	(4,446)	5,102
Net other operating income	7	40,619	26,716	13,903
Gains (losses) on bonds	8	18,236	14,846	3,390
Gross international profit	9	510,121	6,013	504,108
Net interest income	10	234,758	(1,206)	235,964
Net fees and commissions	11	142,717	5,153	137,564
Net trading income	12	59,365	(2,126)	61,491
Net other operating income	13	73,278	4,189	69,089
Gains (losses) on bonds	14	25,483	(25,130)	50,613
Expenses (excluding non-recurring losses)	15	(816,942)	(11,459)	(805,483)
Overhead ratio	16	49.1%	(3.4%)	52.5%
Personnel expenses	17	(332,031)	(9,493)	(322,538)
Non-personnel expenses	18	(434,429)	1,886	(436,315)
Taxes	19	(50,481)	(3,852)	(46,629)

Banking profit (before provision for general reserve for possible loan losses)	20	846,711	117,924	728,787
Gains (losses) on bonds	21	43,720	(10,283)	54,003

Provision for general reserve for possible loan losses	22	(37,658)	(37,658)	-
Banking profit	23	809,052	80,265	728,787
Non-recurring gains (losses)	24	54,969	35,864	19,105
Credit costs	25	(27,487)	(14,288)	(13,199)
Gains on reversal of reserve for possible loan losses	26	-	(6,788)	6,788
Recoveries of written-off claims	27	4,020	(5,609)	9,629
Gains (losses) on stocks	28	115,058	79,744	35,314
Other non-recurring gains (losses)	29	(36,621)	(17,195)	(19,426)

Ordinary profit	30	864,022	116,130	747,892

Extraordinary gains (losses)	31	(6,990)	(5,318)	(1,672)
Gains (losses) on disposal of fixed assets	32	(2,875)	(3,892)	1,017
Losses on impairment of fixed assets	33	(4,114)	(1,425)	(2,689)
Income before income taxes	34	857,032	110,813	746,219
Income taxes - current	35	(113,448)	57,110	(170,558)
Income taxes - deferred	36	(61,817)	(95,326)	33,509

Net income	37	681,767	72,596	609,171

Total credit cost (22+25+26+27)	38	(61,125)	(64,342)	3,217
Provision for general reserve for possible loan losses	39	(37,658)	(42,257)	4,599
Write-off of loans	40	(462)	343	(805)
Provision for specific reserve for possible loan losses	41	(17,936)	(20,585)	2,649
Losses on sales of delinquent loans	42	(9,263)	3,131	(12,394)
Provision for loan loss reserve for specific overseas countries	43	174	634	(460)
Recoveries of written-off claims	44	4,020	(5,609)	9,629

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

 2. Interest spread (domestic)

SMBC non-consolidated				(%)

	FY3/2017	Six months ended Sep. 30, 2016	Six months ended Mar. 31, 2017	FY3/2016
Yield on interest earning assets (A)	1.36	1.63	1.09	1.19
Interest earned on loans and bills discounted (C)	1.05	1.09	1.01	1.24
Interest earned on securities	2.68	3.75	1.54	1.26
Total cost of funding (including expenses) (B)	0.70	0.72	0.67	0.74
Cost of interest bearing liabilities	0.04	0.04	0.04	0.07
Interest paid on deposits, etc. (D)	0.01	0.01	0.00	0.03
Interest paid on other liabilities	0.23	0.30	0.19	0.19
Expense ratio	0.66	0.68	0.63	0.67
Overall interest spread (A) - (B)	0.66	0.91	0.42	0.45
Interest spread (C) - (D)	1.04	1.08	1.01	1.21

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (E)	1.11	1.13	1.08	1.24
Interest spread (E) - (D)	1.10	1.12	1.08	1.21

 3. Gains (losses) on securities

SMBC non-consolidated			(Millions of yen)
	FY3/2017		FY3/2016
		Change
Gains (losses) on bonds	43,720	(10,283)	54,003
Gains on sales	71,219	(15,512)	86,731
Losses on sales	(23,595)	(13,117)	(10,478)
Gains on redemption	0	0	0
Losses on redemption	(3,904)	18,344	(22,248)
Losses on devaluation	-	-	-

Gains (losses) on stocks	115,058	79,744	35,314
Gains on sales	139,843	50,312	89,531
Losses on sales	(10,119)	8,010	(18,129)
Losses on devaluation	(14,666)	21,421	(36,087)

Sumitomo Mitsui Financial Group

 4. Unrealized gains (losses) on securities

Consolidated							(Millions of yen)
		Mar. 31, 2017					Mar. 31, 2016
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	1	1,173,423	6,895	(9,673)	6,895	-	2,267,598	16,568
Other securities	2	23,616,823	2,188,708	281,196	2,362,265	173,556	23,133,426	1,907,512
Stocks	3	3,757,769	1,921,872	348,871	1,937,012	15,140	3,511,883	1,573,001
Bonds	4	10,181,396	60,375	(48,811)	71,100	10,724	10,893,090	109,186
Japanese government bonds	5	7,293,933	24,457	(37,982)	31,251	6,793	8,105,050	62,439
Others	6	9,677,657	206,460	(18,865)	354,152	147,691	8,728,452	225,325
Foreign bonds	7	7,063,717	(110,569)	(135,820)	24,934	135,503	6,484,214	25,251
Other money held in trust	8	3,439	-	-	-	-	5,163	-
Total	9	24,793,686	2,195,603	271,522	2,369,160	173,556	25,406,188	1,924,081
Stocks	10	3,757,769	1,921,872	348,871	1,937,012	15,140	3,511,883	1,573,001
Bonds	11	11,354,819	67,270	(58,485)	77,995	10,724	13,160,688	125,755
Others	12	9,681,096	206,460	(18,865)	354,152	147,691	8,733,616	225,325

SMBC non-consolidated							(Millions of yen)
		Mar. 31, 2017					Mar. 31, 2016
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	13	900,183	5,092	(8,703)	5,092	-	1,980,811	13,795
Stocks of subsidiaries and affiliates	14	3,222,613	1,209	36,101	20,878	19,668	3,579,632	(34,892)
Other securities	15	20,914,359	1,893,451	224,782	2,045,682	152,230	20,717,533	1,668,669
Stocks	16	3,474,472	1,788,954	301,491	1,803,026	14,071	3,400,301	1,487,463
Bonds	17	9,699,077	57,452	(46,317)	67,613	10,160	10,290,243	103,769
Japanese government bonds	18	7,109,504	23,462	(36,418)	29,926	6,464	7,816,547	59,880
Others	19	7,740,808	47,044	(30,392)	175,043	127,998	7,026,988	77,436
Foreign bonds	20	5,586,975	(96,247)	(116,482)	21,612	117,859	5,153,769	20,235
Total	21	25,037,156	1,899,753	252,181	2,071,652	171,899	26,277,977	1,647,572
Stocks	22	4,164,031	1,792,529	315,389	1,811,802	19,272	4,642,919	1,477,140
Bonds	23	10,599,261	62,544	(55,021)	72,705	10,160	12,271,054	117,565
Others	24	10,273,863	44,678	(8,188)	187,145	142,466	9,364,003	52,866

Notes	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the fiscal year. The rest of the securities are valuated at market prices as of the balance sheet date.

	3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Gains of 871 million yen was recognized in the statements of income as of March 31, 2016.

	4.	Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

 5. Balance of securities, classified by maturity

 Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated								(Billions of yen)
	Mar. 31, 2017					Mar. 31, 2016

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	1,102.5	8,207.6	947.7	341.4	10,599.3	2,778.0	8,507.4	591.0	394.6	12,271.1
Japanese government bonds	790.0	6,857.4	222.5	139.7	8,009.7	2,522.7	7,021.7	–	252.9	9,797.4
Japanese local government bonds	–	21.2	49.3	0.0	70.5	–	4.6	3.1	0.0	7.7
Japanese corporate bonds	312.4	1,329.0	675.9	201.7	2,519.0	255.3	1,481.1	587.9	141.7	2,466.0

Others	1,704.3	2,042.5	1,361.5	953.2	6,061.5	1,424.4	1,416.8	1,282.1	1,382.8	5,506.1

Total	2,806.8	10,250.1	2,309.2	1,294.6	16,660.8	4,202.4	9,924.1	1,873.1	1,777.5	17,777.1

 6. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated	(Billions of yen)

	Mar. 31, 2017				Mar. 31, 2016
			Net Assets (a) - (b)	Net deferred gains (losses)			Net Assets (c) - (d)	Net deferred gains (losses)
	Assets (a)	Liabilities (b)			Assets (c)	Liabilities (d)

Interest rate swaps	238.5	199.4	39.0	(17.5)	313.6	163.2	150.4	108.1

Currency swaps	118.2	298.7	(180.5)	(11.1)	117.7	482.3	(364.6)	11.5

Others	0.2	2.5	(2.3)	(20.7)	4.6	0.9	3.7	(41.1)

Total	356.9	500.6	(143.7)	(49.3)	435.9	646.4	(210.5)	78.6

Notes	1.	Derivative transactions are valuated at fair value on the balance sheet.
	2.	SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No. 24 and No. 25.
	3.	Figures for Net deferred gains (losses) are those before application of tax effect accounting.

Reference: Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

(Billions of yen)

	Mar. 31, 2017				Mar. 31, 2016

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	3,579.4	23,950.3	6,475.2	34,004.9	2,932.0	20,282.4	7,379.1	30,593.5
Receivable floating rate / payable fixed rate	2,377.9	9,178.6	6,586.7	18,143.2	1,188.5	9,133.5	6,205.4	16,527.5

Total	5,957.3	33,128.9	13,061.9	52,148.1	4,120.5	29,415.9	13,584.5	47,120.9

Sumitomo Mitsui Financial Group

 7. Employee retirement benefits

 Consolidated

 (1) Projected benefit obligation

(Millions of yen)
		Mar. 31, 2017		Mar. 31, 2016
			Change
Fair value of plan assets	(A)	1,435,548	78,373	1,357,175
Projected benefit obligation	(B)	1,179,737	(22,734)	1,202,471
Net surplus (deficit)	(A-B)	255,811	101,107	154,704
Net defined benefit asset		314,922	111,648	203,274
Net defined benefit liability		59,110	10,540	48,570

Measurements of defined benefit plans (before tax effect deduction)		(12,700)	(116,524)	103,824
	Unrecognized prior service cost (deductible from the obligation)	(648)	160	(808)
	Unrecognized net actuarial gain (loss)	(12,052)	(116,685)	104,633
(2) Retirement benefit expenses
(Millions of yen)
		FY3/2017		FY3/2016
			Change
Retirement benefit expenses		77,392	27,037	50,355
SMBC non-consolidated
(1) Projected benefit obligation
				(Millions of yen)
		Mar. 31, 2017		Mar. 31, 2016
			Change
Projected benefit obligation	(A)	968,394	(39,678)	1,008,072
<Discount rate>		<0.55%>	<0.21%>	<0.34%>
Fair value of plan assets	(B)	1,267,590	70,755	1,196,835
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	275,175	(4,742)	279,917
Unrecognized prior service cost (deductible from the obligation)	(E)	-	-	-
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	(24,019)	(115,172)	91,153
(2) Retirement benefit expenses
				(Millions of yen)
		FY3/2017		FY3/2016
			Change
Retirement benefit expenses		56,096	20,023	36,073
Service cost		30,518	4,208	26,310
Interest cost on projected benefit obligation		3,427	(5,729)	9,156
Expected returns on plan assets		(36,688)	(931)	(35,757)
Amortization of unrecognized prior service cost		-	-	-
Amortization of unrecognized net actuarial gain (loss)		51,452	19,668	31,784
Others		7,386	2,808	4,578

Sumitomo Mitsui Financial Group

8. Classification based on self-assessment and the Financial Reconstruction Act,

      and write-offs / reserves

*1	Includes direct reduction of 109.8 billion yen.
*2

Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Act standards.

(Bankrupt/Effectively bankrupt borrowers: 3.5 billion yen, Potentially bankrupt borrowers: 4.1 billion yen)

*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4

Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.

The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].
*5	Includes Specific reserve for Borrowers requiring caution totaling 0.4 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

9. Risk-monitored loans

Consolidated				(Millions of yen, %)
	Mar. 31, 2017			Mar. 31, 2016

	(a)	Ratio (b)	(a) - (c)	(c)	Ratio (d)
Bankrupt loans	34,441	0.0	(10,307)	44,748	0.1
Non-accrual loans	558,855	0.7	(35,222)	594,077	0.8
Past due loans (3 months or more)	22,434	0.0	2,589	19,845	0.0
Restructured loans	252,790	0.3	(13,908)	266,698	0.3
Total	868,521	1.1	(56,849)	925,370	1.2

Total loans (period-end balance)	80,237,322	100.0	5,171,242	75,066,080	100.0

Amount of direct reduction	245,719		(27,290)	273,009

SMBC non-consolidated				(Millions of yen, %)
	Mar. 31, 2017			Mar. 31, 2016

	(a)	Ratio (b)	(a) - (c)	(c)	Ratio (d)
Bankrupt loans	31,029	0.1	(8,877)	39,906	0.1
Non-accrual loans	381,651	0.5	(28,369)	410,020	0.6
Past due loans (3 months or more)	12,593	0.0	8,019	4,574	0.0
Restructured loans	89,319	0.1	(16,752)	106,071	0.1
Total	514,594	0.7	(45,979)	560,573	0.8

Total loans (period-end balance)	75,585,256	100.0	6,308,521	69,276,735	100.0

Amount of direct reduction	103,671		(18,015)	121,686

10. Reserve for possible loan losses and reserve ratio

Consolidated				(Millions of yen, %)
	Mar. 31, 2017			Mar. 31, 2016

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	646,215	74.40	21,196	625,019	67.54
General reserve	431,510		35,964	395,546
Specific reserve	213,205		(14,956)	228,161
Loan loss reserve for specific overseas countries	1,498		187	1,311

Amount of direct reduction	288,145		(13,838)	301,983

SMBC non-consolidated				(Millions of yen, %)
	Mar. 31, 2017			Mar. 31, 2016

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	389,726	75.73	32,540	357,186	63.72
General reserve	258,956		37,659	221,297
Specific reserve	129,764		(4,944)	134,708
Loan loss reserve for specific overseas countries	1,005		(174)	1,179

Amount of direct reduction	109,818		(20,008)	129,826

Note: Reserve ratio: Reserve for possible loan losses / Risk-monitored loans. After direct reduction.

Sumitomo Mitsui Financial Group

11. Non-performing loans (NPLs) based on the Financial Reconstruction Act and coverage

Consolidated		(Millions of yen, %)
	Mar. 31, 2017 (a)		Mar. 31, 2016 (b)
		(a) - (b)
Bankrupt and quasi-bankrupt assets	160,665	(17,394)	178,059
Doubtful assets	491,353	(35,410)	526,763
Substandard loans	275,646	(12,275)	287,921
Total (A)	927,665	(65,078)	992,743

Normal assets	91,575,200	5,995,794	85,579,406
Grand total (B)	92,502,865	5,930,715	86,572,150
NPL ratio (A/B)	1.00	(0.15)	1.15

			(Millions of yen)
	Mar. 31, 2017 (a)		Mar. 31, 2016 (b)
		(a) - (b)
Total coverage (C)	720,573	(86,971)	807,544
Reserve for possible loan losses (D)	211,414	(19,241)	230,655
Amount recoverable by guarantees, collateral and others (E)	509,158	(67,731)	576,889

			(%)
Coverage ratio (C) / (A)	77.68	(3.66)	81.34
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	124.55	3.48	121.07

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	50.52	(4.95)	55.47
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	154.41	4.11	150.30

SMBC non-consolidated			(Millions of yen, %)
	Mar. 31, 2017 (a)		Mar. 31, 2016 (b)
		(a) - (b)
Bankrupt and quasi-bankrupt assets	118,420	(17,184)	135,604
Doubtful assets	347,350	(29,016)	376,366
Substandard loans	101,913	(8,733)	110,646
Total (A)	567,684	(54,933)	622,617

Normal assets	86,410,604	7,364,547	79,046,057
Grand total (B)	86,978,288	7,309,614	79,668,674
NPL ratio (A/B)	0.65	(0.13)	0.78
Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

		(Millions of yen)
	Mar. 31, 2017 (a)		Mar. 31, 2016 (b)
		(a) - (b)
Total coverage (C)	485,137	(64,781)	549,918
Reserve for possible loan losses* (D)	145,222	(13,745)	158,967
Amount recoverable by guarantees, collateral and others (E)	339,915	(51,036)	390,951
* Sum of general reserve for substandard loans and specific reserve
			(%)
Coverage ratio (C) / (A)	85.46	(2.86)	88.32
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	128.53	(1.03)	129.56

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	63.76	(4.86)	68.62
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	171.11	(8.33)	179.44

Sumitomo Mitsui Financial Group

12. Results of off-balancing of NPLs

SMBC non-consolidated

(Billions of yen)

	Mar. 31, 2017 (a)				Mar. 31, 2016 (b)

		(a) - (b)	NPLs newly classified during FY3/2017	Amount of off-balancing
Bankrupt and quasi-bankrupt assets	118.4	(17.2)	44.4	(61.6)	135.6
Doubtful assets	347.4	(29.0)	127.4	(156.4)	376.4
Total	465.8	(46.2)	(*1) 171.8	(*1) (218.0)	512.0

Result of measures connected to off-balancing (*2)	96.3				101.3

Breakdown of off-balancing by factor (*3)	Disposition by borrowers’ liquidation			(7.0)
	Reconstructive disposition			(9.0)
	Improvement in debtors’ performance due to reconstructive disposition			-
	Loan sales to market			(45.3)
	Direct write-offs			25.8
	Others			(182.5)
		Collection / repayment, etc.		(132.3)
		Improvement in debtors’ performance		(50.3)

	Total			(218.0)

*1	The amount of NPLs newly classified during the six months ended Sep. 30, 2016 and off-balanced in the six months ended Mar. 31, 2017 was 23.6 billion yen.
*2	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.
*3	1.	“Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).
	2.	“Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by industry

SMBC non-consolidated

(1) Loans and bills discounted, classified by industry	(Millions of yen, %)

	Mar. 31, 2017			Mar. 31, 2016
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	54,502,869	100.0	4,430,507	50,072,362	100.0
Manufacturing	7,279,849	13.4	1,311,742	5,968,107	11.9
Agriculture, forestry, fisheries and mining	115,017	0.2	(6,788)	121,805	0.2
Construction	701,698	1.3	(9,304)	711,002	1.4
Transportation, communications and public enterprises	4,307,167	7.9	12,424	4,294,743	8.6
Wholesale and retail	4,115,200	7.5	166,070	3,949,130	7.9
Finance and insurance	7,352,196	13.5	309,756	7,042,440	14.1
Real estate	6,301,402	11.6	330,748	5,970,654	11.9
Goods rental and leasing	1,650,512	3.0	606,981	1,043,531	2.1
Various services	3,994,039	7.3	39,709	3,954,330	7.9
Municipalities	934,334	1.7	(152,914)	1,087,248	2.2
Others	17,751,449	32.6	1,822,080	15,929,369	31.8
Overseas offices and Japan offshore banking accounts	21,082,386	100.0	1,878,013	19,204,373	100.0
Public sector	206,772	1.0	42,149	164,623	0.8
Financial institutions	1,581,991	7.5	219,577	1,362,414	7.1
Commerce and industry	17,609,453	83.5	1,732,731	15,876,722	82.7
Others	1,684,170	8.0	(116,442)	1,800,612	9.4
Total	75,585,256	-	6,308,521	69,276,735	-

Risk-monitored loans				(Millions of yen, %)
	Mar. 31, 2017			Mar. 31, 2016
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	389,608	100.0	(89,138)	478,746	100.0
Manufacturing	72,962	18.7	(8,012)	80,974	16.9
Agriculture, forestry, fisheries and mining	155	0.0	(147)	302	0.1
Construction	14,115	3.6	443	13,672	2.9
Transportation, communications and public enterprises	38,463	9.9	(11,458)	49,921	10.4
Wholesale and retail	69,437	17.8	(26,487)	95,924	20.0
Finance and insurance	300	0.1	(3,291)	3,591	0.7
Real estate	75,601	19.4	(10,369)	85,970	18.0
Goods rental and leasing	1,531	0.4	(47)	1,578	0.3
Various services	64,247	16.5	(10,902)	75,149	15.7
Municipalities	-	-	-	-	-
Others	52,793	13.6	(18,869)	71,662	15.0
Overseas offices and Japan offshore banking accounts	124,985	100.0	43,159	81,826	100.0
Public sector	-	-	-	-	-
Financial institutions	-	-	-	-	-
Commerce and industry	62,577	50.1	23,130	39,447	48.2
Others	62,408	49.9	20,030	42,378	51.8
Total	514,594	-	(45,979)	560,573	-

Sumitomo Mitsui Financial Group

(2) NPLs based on the Financial Reconstruction Act classified by industry, and reserve ratio

				(Millions of yen, %)
	Mar. 31, 2017			Mar. 31, 2016
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	422,030	72.8	(113,288)	535,318
Manufacturing	74,704	72.1	(13,586)	88,290
Agriculture, forestry, fisheries and mining	170	75.6	(132)	302
Construction	14,127	58.6	430	13,697
Transportation, communications and public enterprises	59,786	87.3	(11,532)	71,318
Wholesale and retail	73,531	60.1	(26,684)	100,215
Finance and insurance	937	66.8	(3,326)	4,263
Real estate	77,785	52.8	(28,988)	106,773
Goods rental and leasing	1,639	52.4	(141)	1,780
Various services	65,914	59.1	(10,167)	76,081
Municipalities	-	-	-	-
Others	53,434	100.0	(19,161)	72,595
Overseas offices and Japan offshore banking accounts	145,653	48.5	58,354	87,299
Public sector	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry	81,897	49.4	38,497	43,400
Others	63,756	46.2	19,858	43,898
Total	567,684	63.8	(54,933)	622,617

Notes	1.	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2.

Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Mar. 31, 2017		Mar. 31, 2016
	(a)	(a) - (b)	(b)
Consumer loans	13,873,169	(274,915)	14,148,084
Housing loans	12,912,398	(294,796)	13,207,194
Self-residential purpose	10,302,283	(295,864)	10,598,147
Other consumer loans	960,771	19,882	940,889

(4) Loans to small- and medium-sized enterprises, etc.

			(Millions of yen, %)
	Mar. 31, 2017		Mar. 31, 2016
	(a)	(a) - (b)	(b)
Outstanding balance	34,082,987	222,264	33,860,723
Ratio to total loans	62.5	(5.1)	67.6

Note: Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

14. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Mar. 31, 2017			Mar. 31, 2016
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	5,632,349	26.6	228,534	5,403,815	27.0
Indonesia	320,212	1.5	30,775	289,437	1.4
Thailand	707,241	3.3	30,329	676,912	3.4
Korea	303,741	1.4	29,707	274,034	1.4
Hong Kong	1,503,425	7.1	11,998	1,491,427	7.5
China	249,297	1.2	(23,583)	272,880	1.4
Taiwan	340,397	1.6	94,679	245,718	1.2
Singapore	1,220,952	5.8	81,825	1,139,127	5.7
India	462,757	2.2	(3,232)	465,989	2.3
Others	524,326	2.5	(23,965)	548,291	2.7
Oceania	1,889,417	8.9	216,414	1,673,003	8.4
Australia	1,722,193	8.1	190,929	1,531,264	7.7
Others	167,224	0.8	25,485	141,739	0.7
North America	7,178,394	33.8	920,983	6,257,411	31.3
United States	5,763,116	27.1	808,292	4,954,824	24.8
Others	1,415,278	6.7	112,691	1,302,587	6.5
Central and South America	1,631,019	7.7	1,436	1,629,583	8.2
Brazil	255,742	1.2	(24,464)	280,206	1.4
Panama	537,991	2.5	9,039	528,952	2.7
Others	837,286	4.0	16,861	820,425	4.1
Western Europe	3,162,370	14.9	(141,316)	3,303,686	16.5
United Kingdom	980,161	4.6	(189,387)	1,169,548	5.9
Ireland	576,401	2.7	(9,793)	586,194	2.9
Netherlands	574,368	2.7	66,249	508,119	2.5
Others	1,031,440	4.9	(8,385)	1,039,825	5.2
Eastern Europe	267,073	1.3	(191,792)	458,865	2.3
Russia	188,160	0.9	(207,835)	395,995	2.0
Others	78,913	0.4	16,043	62,870	0.3
Others	1,448,447	6.8	197,862	1,250,585	6.3

Total	21,209,069	100.0	1,232,121	19,976,948	100.0

Note:  Classified by domicile of debtors.

(2) NPLs based on the Financial Reconstruction Act, classified by domicile

			(Millions of yen, %)
	Mar. 31, 2017			Mar. 31, 2016
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and Japan offshore banking accounts	145,653	48.5	58,354	87,299
Asia	10,115	31.1	(4,015)	14,130
Oceania	-	-	(15,042)	15,042
North America	47,273	48.2	9,633	37,640
Central and South America	42,696	47.2	38,628	4,068
Western Europe	34,291	55.2	30,042	4,249
Eastern Europe	-	-	-	-
Others	11,276	46.9	(890)	12,166

Notes	1.	NPLs based on the Financial Reconstruction Act include Loans, acceptances and guarantees, suspense payments, and other credit-type assets.
	2.	Reserve ratio

= (Reserve for possible loas losses)/(Assets excluding amounts recoverable due to gurantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

	3.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

15. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

(Millions of yen)

	FY3/2017 (a)		FY3/2016 (b)
		(a) - (b)

Deposits	98,970,431	9,443,493	89,526,938

Domestic units	79,873,541	6,545,262	73,328,279

Loans	72,767,990	4,663,014	68,104,976

Domestic units	48,606,540	3,180,774	45,425,766

Note:  Deposits do not include negotiable certificates of deposit.

(2) Balance of deposits and loans, classified by type of depositor

		(Millions of yen)
	Mar. 31, 2017 (a)		Mar. 31, 2016 (b)
		(a) - (b)

Deposits	105,590,771	6,751,049	98,839,722
Domestic deposits (excluding Japan offshore banking accounts)	87,740,319	5,605,632	82,134,687

Individuals	43,642,069	1,329,544	42,312,525

Corporates	44,098,250	4,276,088	39,822,162

Loans	75,585,256	6,308,521	69,276,735
Domestic offices (excluding Japan offshore banking accounts)	54,502,869	4,430,507	50,072,362

Overseas offices and Japan offshore banking accounts	21,082,386	1,878,013	19,204,373

Note:  Deposits do not include negotiable certificates of deposit.

Reference:

		(Billions of yen)
	Mar. 31, 2017 (a)		Mar. 31, 2016 (b)
		(a) - (b)

Balance of investment trusts	2,207.1	(234.9)	2,442.0

Balance to individuals	1,835.3	(242.2)	2,077.5

Note:  Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.

		(Billions of yen)
	FY3/2017		FY3/2016 (b)
	(a)	(a) - (b)
Sales of investment trusts to individuals	404.4	(271.8)	676.2

Sales of pension-type insurance to individuals	104.2	(52.8)	157.0

Sumitomo Mitsui Financial Group

   16. Deferred tax assets and liabilities

(Billions of yen)

SMBC non-consolidated			Mar. 31, 2017	Change from Mar. 31, 2016	Mar. 31, 2016
(a) Total deferred tax assets	(b-c)	1	213.4	(45.3)	258.7
(b) Subtotal of deferred tax assets		2	472.2	(32.4)	504.6
Reserve for possible loan losses and write-off of loans		3	132.6	0.7	131.9
Taxable write-off of securities		4	242.1	(33.7)	275.8
Others		5	97.5	0.6	96.9
(c) Valuation allowance		6	258.8	12.9	245.9
(d) Total deferred tax liabilities		7	542.7	34.6	508.1
Net unrealized gains on other securities		8	493.1	66.7	426.4
Others		9	49.6	(32.1)	81.7

Net deferred tax assets	(a-d)	10	(329.3)	(79.9)	(249.4)
Amount corresponding to net deferred losses on hedges included in line 5 and net unrealized gains on other securities included in line 8		11	(481.2)	(17.5)	(463.7)
Others		12	151.9	(62.4)	214.3

SMBC recognized deferred tax assets pursuant to the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA*. SMBC is considered to be a company showing stable financial performance, which is classified under examples (2).

* JICPA Auditing Committee Report No.66

   “Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets”

   Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

			(Billions of yen)

	FY3/2015	FY3/2016	FY3/2017
Income of final tax return before deducting operating loss carryforwards	643.7	548.1	388.7
Note: The figure for FY3/2017 was estimated at fiscal year closing.

Sumitomo Mitsui Financial Group

 17. Capital ratio (BIS guidelines)

  (Basel III basis)

Consolidated		(Billions of yen, %)
	Mar. 31, 2017 [Preliminary]		Mar. 31, 2016
	(a)	(a) - (b)	(b)

(1) Total capital ratio (4) / (7)	16.93	(0.09)	17.02

(2) Tier 1 capital ratio (5) / (7)	14.07	0.39	13.68

(3) Common equity Tier 1 capital ratio (6) / (7)	12.17	0.36	11.81

(4) Total capital	11,973.7	737.7	11,235.9

(5) Tier 1 capital	9,946.2	914.5	9,031.7

(6) Common equity Tier 1 capital	8,608.5	812.0	7,796.5

(7) Risk weighted assets	70,683.5	4,671.9	66,011.6

(8) Required capital (7) X 8%	5,654.7	373.8	5,280.9

SMBC consolidated

(1) Total capital ratio	17.77	(0.42)	18.19

(2) Tier 1 capital ratio	14.61	0.03	14.58

(3) Common equity Tier 1 capital ratio	12.89	(0.15)	13.04

SMBC non-consolidated

(1) Total capital ratio	18.61	(0.86)	19.47

(2) Tier 1 capital ratio	15.05	(0.24)	15.29

(3) Common equity Tier 1 capital ratio	13.15	(0.29)	13.44

18. ROE
Consolidated			(%)
	FY3/2017		FY3/2016
	(a)	(a) - (b)	(b)

ROE (denominator: Total stockholders’ equity)	9.1	0.2	8.9

 Note:

ROE (denominator: Total stockholders’ equity)	=	Profit attributable to owners of parent	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

19. Earnings targets and dividends forecast for FY3/2018
(1) Earnings targets
Consolidated		(Billions of yen)
	FY3/2018	FY3/2017 Result
Consolidated net business profit	1,130.0	1,132.9
Total credit cost	(210.0)	(164.4)
Ordinary profit	970.0	1,005.9
Profit attributable to owners of parent	630.0	706.5
SMBC non-consolidated		(Billions of yen)
	FY3/2018	FY3/2017 Result
Banking profit (before provision for general reserve for possible loan losses)	600.0	846.7
Total credit cost	(80.0)	(61.1)
Ordinary profit	550.0	864.0
Net income	430.0	681.8
(2) Dividends forecast
			(Yen)
	FY3/2018		FY3/2017
	Interim	Annual
Dividend per share for common stock	80	160	150
Reference:			(Billions of yen)
	FY3/2018		FY3/2017
	Interim	Annual
Total dividend	112.8	225.6	211.5

Sumitomo Mitsui Financial Group

Reference: Financial Statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated	(Millions of yen)

	Mar. 31, 2017		Mar. 31, 2016
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	41,652,508	2,789,783	38,862,725

Call loans	1,465,117	565,523	899,594

Receivables under resale agreements	523,913	164,595	359,318

Receivables under securities borrowing transactions	3,184,379	385,524	2,798,855

Monetary claims bought	1,125,434	175,328	950,106

Trading assets	1,879,342	(1,632,615)	3,511,957

Securities	24,342,369	(1,259,787)	25,602,156

Loans and bills discounted	75,585,256	6,308,521	69,276,735

Foreign exchanges	1,663,102	104,850	1,558,252

Other assets	2,383,307	251,438	2,131,869

Tangible fixed assets	815,808	(15,518)	831,326

Intangible fixed assets	230,984	10,810	220,174

Prepaid pension cost	275,175	(4,742)	279,917

Customers’ liabilities for acceptances and guarantees	7,565,562	828,473	6,737,089

Reserve for possible loan losses	(389,726)	(32,540)	(357,186)

Reserve for possible losses on investments	(20,808)	657	(21,465)

Total assets	162,281,729	8,640,299	153,641,430

 Note:  Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

	(Millions of yen)
	Mar. 31, 2017		Mar. 31, 2016
	(a)	(a) - (b)	(b)

Liabilities

Deposits	105,590,771	6,751,049	98,839,722

Negotiable certificates of deposit	12,263,091	(2,165,247)	14,428,338

Call money	1,009,469	(98,356)	1,107,825

Payables under repurchase agreements	1,359,017	862,781	496,236

Payables under securities lending transactions	3,076,425	1,702,145	1,374,280

Commercial paper	1,390,123	(590,030)	1,980,153

Trading liabilities	1,472,340	(1,515,475)	2,987,815

Borrowed money	12,026,497	4,158,186	7,868,311

Foreign exchanges	737,961	(393,835)	1,131,796

Bonds	3,944,061	(831,011)	4,775,072

Due to trust account	1,160,014	238,694	921,320

Other liabilities	2,879,318	(45,177)	2,924,495

Reserve for employee bonuses	14,134	265	13,869

Reserve for executive bonuses	612	46	566

Reserve for point service program	1,058	(28)	1,086

Reserve for reimbursement of deposits	13,602	(1,772)	15,374

Deferred tax liabilities	329,253	79,826	249,427

Deferred tax liabilities for land revaluation	31,230	(607)	31,837

Acceptances and guarantees	7,565,562	828,473	6,737,089

Total liabilities	154,864,546	8,979,926	145,884,620

Net assets

Capital stock	1,770,996	-	1,770,996

Capital surplus	1,776,830	(693,368)	2,470,198

Capital reserve	1,771,043	-	1,771,043

Other capital surplus	5,786	(693,368)	699,154

Retained earnings	2,689,638	274,649	2,414,989

Other retained earnings	2,689,638	274,649	2,414,989

Voluntary reserve for retirement allowances	1,656	-	1,656

Voluntary reserve	219,845	-	219,845

Retained earnings brought forward	2,468,137	274,649	2,193,488

Treasury stock	(210,003)	-	(210,003)

Total stockholders’ equity	6,027,462	(418,719)	6,446,181

Net unrealized gains (losses) on other securities	1,399,125	165,215	1,233,910

Net deferred gains (losses) on hedges	(36,110)	(84,816)	48,706

Land revaluation excess	26,704	(1,307)	28,011

Total valuation and translation adjustments	1,389,719	79,091	1,310,628

Total net assets	7,417,182	(339,628)	7,756,810

Total liabilities and net assets	162,281,729	8,640,299	153,641,430

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated	(Millions of yen)

	FY3/2017 (a)		FY3/2016 (b)
		(a) - (b)

Ordinary income	2,551,931	274,119	2,277,812

Interest income	1,635,774	213,407	1,422,367

Interest on loans and discounts	1,021,022	40,418	980,604

Interest and dividends on securities	488,294	162,217	326,077

Trust fees	2,111	(478)	2,589

Fees and commissions	532,948	5,632	527,316

Trading income	60,022	(6,571)	66,593

Other operating income	145,570	21,964	123,606

Other income	175,504	40,166	135,338

Ordinary expenses	1,687,908	157,989	1,529,919

Interest expenses	496,834	98,043	398,791

Interest on deposits	142,884	49,626	93,258

Fees and commissions payments	184,265	15,469	168,796

Trading losses	-	-	-

Other operating expenses	31,671	(8,942)	40,613

General and administrative expenses	874,407	31,697	842,710

Other expenses	100,728	21,721	79,007

Ordinary profit	864,022	116,130	747,892

Extraordinary gains	1,423	(2,283)	3,706

Extraordinary losses	8,413	3,034	5,379

Income before income taxes	857,032	110,813	746,219

Income taxes - current	113,448	(57,110)	170,558

Income taxes - deferred	61,817	95,326	(33,509)

Total income taxes	175,265	38,217	137,048

Net income	681,767	72,596	609,171

Note:  Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Year ended March 31, 2017	(Millions of yen)

		Capital surplus		Retained earnings
				Other retained earnings
	Capital stock	Capital reserve	Other capital surplus	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	Treasury stock	Total stockholders’ equity
Balance at the beginning of the period	1,770,996	1,771,043	699,154	1,656	219,845	2,193,488	(210,003)	6,446,181

Changes in the period
Corporate reorganization (by subsidiaries)			(81,268)					(81,268)

Cash dividends			(612,099)			(408,418)		(1,020,518)

Net income						681,767		681,767
Reversal of land revaluation excess						1,300		1,300
Net changes in items other than stockholders’ equity in the period

Net changes in the period	-	-	(693,367)	-	-	274,649	-	(418,718)
Balance at the end of the period	1,770,996	1,771,043	5,786	1,656	219,845	2,468,137	(210,003)	6,027,462

					(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,233,910	48,706	28,011	1,310,628	7,756,810

Changes in the period
Corporate reorganization (by subsidiaries)					(81,268)

Cash dividends					(1,020,518)

Net income					681,767
Reversal of land revaluation excess					1,300
Net changes in items other than stockholders’ equity in the period	165,214	(84,817)	(1,306)	79,090	79,090

Net changes in the period	165,214	(84,817)	(1,306)	79,090	(339,628)
Balance at the end of the period	1,399,125	(36,110)	26,704	1,389,719	7,417,182

Note:  Amounts less than 1 million yen are rounded down.